FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period March 23, 2006

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

SANPAOLO IMI GROUP

SANPAOLO IMI Group: the preliminary consolidated financial statements for 2005 prepared according to international accounting principles IAS/IFRS approved.

	•	NET INCOME: 1,983 million euro (+57.9% against 2004 pro forma)
	•	DIVIDEND: 0.57 euro per share (+21.3% against 2004)
	•	RoE: 17.2% (11.9% in 2004)
	•	COST/INCOME RATIO: 57% (63.4% in 2004)

•	Profit margins and business volumes up on 2004 pro forma calculated according to IAS/IFRS:

•

Gross operating income was 8,402 million euro (+10.6%), thanks to positive development in all areas: net interest income rose to 3,795 million euro (+3%), net commissions were 3,476 million euro (+6.8%), dividends and results from other financial assets and liabilities rose to 526 million euro (+99.2%), income from shareholdings was 116 million euro (+41.5%) and the result of the insurance business rose to 431 million euro (+31%).

•

Net operating income rose to 7,912 million euro (+13.1%), benefiting from the reduction in value adjustments for loan deterioration (-9.3%) and other financial assets (-98.4%), following further improvement in asset quality.

•

Current operating income rose to 3,023 million euro (+53.4%), again thanks to containment of operating expenses (-0.5%) and lower provisions for risks and charges (-27.4%). the cost/income ratio improved (57% against 63.4% in 2004).

	•	Loans to customers rose 10.5% against December 2004, showing further improvements in quality levels.
•

Financial assets of customers also rose (+7.9%). The positive trend in direct deposits (+6.8%) and indirect deposits (+9.8%) continued: assets under management +9.1%, assets under administration +10.9%.

•

Life technical reserves and financial liabilities rose +12.3%. The embedded Value of the Group’s life business was 2,648 million euro (2,433 million euro at December 2004), with added value of 446 million euro.

•	The parent bank’s financial statements show a net income of 1,165 million euro (+16.7% against 2004)

•	The dividend proposed to the Shareholders’ Meeting will be 0.57 euro per share (+21.3% against 2004).

•	The Board of Directors of SANPAOLO IMI made its annual check on the independence of the Directors of the Company.

•	The Board of Directors approved the usual proposal for the authorisation for the purchase and sale of own shares.

Turin, 23 March 2006 – The Board of Directors of SANPAOLO IMI today approved the results of Group to 31 December 2005, prepared according to the new international accounting principles of IAS/IFRS, which show a positive development in the main profit margins against 2004, recalculated on a consistent basis.

In 2005 the Group saw a decisive improvement in gross operating income (+10.6%), which rose to 8,402 million euro, thanks to the increase in all areas: net interest income rose to 3,795 million euro (+3%), net commissions to 3,476 million euro (+6.8%), insurance result to 431 million euro (+31%). Net operating income rose to 7,912 million euro (+13.1%), thanks to the reduction in value adjustments. Current operating income was thus 3,023 million euro (+53.4%) and benefited from cost containment actions as well as revenue growth.

Loan portfolio quality remained high, thanks to selective criteria in loan disbursement and strict provisioning policies in all the commercial banks, as evidenced by the total of doubtful loans to customers, down 5% against 2004.

Net income was 1,983 million euro against 1,256 million in the preceding year (+57.9%): RoE thus reached 17.2% against 11.9% in 2004.

***

Consolidated results for 2005.(1)

Gross operating income of the Group was 8,402 million euro (+10.6%), thanks to positive performance in all areas.

Net interest income in 2005 was 3,795 million euro, with an increase of 3% against 2004: the change was 4.9%, if only the results of the core banking business are considered and excluding the atypical and high volatility business (Banca IMI). The principal growth factor was in volumes, which largely compensated for the reduction in spreads and the divers asset mix: the average balances of interest-bearing assets showed a increase del 10.5% against 2004, the total spread fell by 12 basis points and by 16 basis points in customer business, because of excess supply in the system.

Loans to customers at the end of 2005 were 139.5 billion euro, substantially up on 2004 (+10.5%), benefiting from the increase in both short-term (+8%), and medium- and long-term financings (+11.6%). In medium- and long-term lending, good progress continued in the retail sector (4.9 billion euro in mortgages to households, up 19.9% against 2004); loans to public sector works and infrastructure grew by 7.6% on an annual basis (total loans of Banca OPI were 20.8 billion euro).

(1) Methodology.

The new principles have changed the basis of consolidation with effect from the Interim Results: the most important change is the full consolidation of the insurance companies, previously booked at net equity. These results, somewhat different from the banking business, have made it convenient to present in the reclassified statement of income the revenue line is a specific item to present most appropriately the income performance. Minor impacts concern the change from proportional to full consolidation of Banka Koper and the valuation at net equity of Cassa dei Risparmi di Forlì, previously proportionally consolidated.

Direct deposits were 169.6 billion euro, up 6.8% on an annual basis.

At the end of December the Group’s domestic market share was 10.1% in loans and 10% in direct deposits.

Group net commissions in 2005 were 3,476 million euro, up 6.8% on the corresponding period of the previous year. The growth was driven by management, trading and consultancy (+10.8%), thanks to the performances in asset management (+10.9%). Commissions from asset management represented some 60% of the total: the increase benefited from the recovery in financial markets and is due to both the positive performance effect, and customer choice to a product mix increasingly towards equities. This was particularly helped by a reconversion from monetary products towards higher value added, both in active management, and in capital protection pensions.

Financial assets of customers at the end of the year were 406.2 billion euro, up 7.9% from the end of December 2004.

Indirect deposits reached 262.2 billion euro, up 9.8% from the beginning of the year, in both management and administration: both benefited from high placements and the positive performance in financial markets, reflected in the revaluation of managed funds. In particular, the development in asset management (+9.1% from the beginning of the year) was due to both inflow from the distribution networks, and the revaluation of assets under management. Mutual funds and the fund-based assets were106.2 billion euro (+8.5% from the beginning of the year), with an opposite performance from that recorded in 2004: after a difficult year for funds in general, investors again moved towards professional asset management. In  2005 the recovery in equity markets helped to a repositioning to higher value added products, with a share rising from the beginning of year by more than four percentage points, to 37.1% (equity and balanced funds), while reduction of liquidity funds in customers’ portfolios continued.

The total of asset management at the end of December was approximately 158 billion euro, with an increase of more than 13 billion against the end of 2004.

The SANPAOLO IMI Group continues to hold the number one position in mutual funds with a domestic market share of 19.1%.

Life technical reserves and financial liabilities confirmed the growth already seen in 2004 (+12.3% from the beginning of year): life products are one of customers’ preferred investments, in both traditional and index and unit linked with a mainly financial content. The net inflow from the distribution networks was 3.5 billion euro and took the total to almost 45.9 billion euro.

Assets under administration were approximately 104.2 billion euro (+10.9% from the beginning of the year).

Dividends and results from other financial assets and liabilities (+99.2% on an annual basis) were 526 million euro. The item includes the current result, realised or at fair value, of business in financial instruments, profits from the portfolio available for sale and dividends from minority shareholdings available for sale, as well as the investment banking trading portfolio. The results for 2005 are due to the usual activities of Banca IMI and structured finance. The results also include certain non-recurring items, such as the positive difference (51 million euro) between the market value of FIAT shares at the time of the conversion of the convertible facility and the valuation of the implicit derivative made on first application of

IAS, of which 2 million were on revaluation of the trading portfolio at 31 December 2005, and the capital gains (116 million euro) on the sale of interest (shares and warrants) in Italenergia Bis, following the exercise of the put option. The sale of FIAT shares, completed in January 2006, gave a further capital gain of 11 million euro which will be recorded in the 2006 accounts.

The strong performance in life was reflected in the insurance result attributable to Assicurazioni Internazionali di Previdenza (431 million euro, +31% against 2004). Capital gains from securities available for sale contributed to the growth. At the end of 2005 the valuation reserve of financial assets available for sale was 91 million euro against 94 million at the beginning of the year.

The importance of the insurance sector is still more evident in terms of growth in embedded value: growth in 2005 was 215 million euro, taking embedded value to 2,648 million euro, with a value added of 446 million euro.

Net interest and other banking income was 7,912 million euro, up 13.1% on an annual basis, thanks to a reduction in net value adjustments two to deterioration in other financial assets (-98.4%) and loans (-9.3%).

Reduced adjustments to doubtful loans confirmed the improvement in the Group’s credit risk profile. Adjustments on doubtful loans fell to 299 million euro from 469 million in 2004. In  2005 the valuation of credit risk in the performing loan portfolio led to general adjustments of 190 million euro, against 70 million in 2004, given also the current economic scenario. The Group general reserve was 1,066 million euro, 0.8% of the performing loan portfolio, against 0.7% in 2004.

Against the beginning of the year the non-performing loans fell by 5% (1,080 million euro against, 1,137 at the beginning of the year), while problem and restructured loans (1,168 million euro against 1,355 at December 2004) fell by 13.8%: the cover ratios were respectively 75% and 31.3%.

Asset quality, thanks to selective criteria in loan disbursement and strict provisioning policies, remains high and the Group’s credit risk indices were therefore still at good levels: ratios of non-performing loans/loans to customers and problem and restructured loans/loans to customers were both 0.8%.

Net value adjustments due to deterioration in other financial assets were virtually absent in 2005, since no significant losses in the securities portfolio were identified.

Current operating income was 3,023 million euro (+53.4% against 2004), benefiting from a strict policy of cost containment and the reduction in provisions for risks and charges, as well as an increase in revenues.

Operating expenses were 4,790 million euro, down 0.5% on an annual basis: personnel expenses (2,839 million euro) were stable against 2004, thanks to optimization of staff in the previous two years, early retirement incentives, rationalisation of the corporate centre and integration of the distribution networks. These initiatives allowed the ordinary movement in salaries and increases due to the national employment contract (CCNL), renewed in February 2005 to be absorbed. Employees, in average terms, remained stable against 2004.

Other administrative expenses were 1,514 million euro (-0.7% against 2004): IT expenses, more than 25% of the total, fell by 5.7% on an annual basis, benefiting from the completion of the IT integration of the Group’s commercial banks. In  2005 promotional and publicity expenses increased because of the Torino 2006 Winter Olympics, of which SANPAOLO IMI was Principal Sponsor.

The cost/income ratio fell from 63.4% to 57%, with an improvement of 6.4 percentage points against 2004.

Net provisions for risks and charges were 143 million euro, (-27.4%): the release of excess funds of the Parent Bank for potential risks on subsidised mortgages and tax issues fully compensated for the amounts reserved to cover liabilities and for AIP employee remuneration for the achievement of targets.

Net income, after income taxes and minority interests, was 1,983 million euro (+57.9%).

The tax rate was 31.4%, substantially lower against 2004.

Group net shareholders’ funds at 31 December 2005 amounted to 13,483 million euro (12,035 million euro in 2004). Changes in 2005 were largely due to income at the end of the period (net of dividends paid for 2004), accounting for stock options and change in valuation reserves, determined by:

•      fair value revaluation of certain minority interests held in the portfolio available for sale (478 million euro);

•      posting of 199 million euro directly to reserves net of actuarial capital losses on defined Pension Funds and TFR retirement funds: the provision to Risks has been made directly against reserves without impact on the statement of income;

•      reduction in the valuation reserve for debt securities (27 million euro).

At the end of December 2005 the Group’s solvency ratios, calculated according to preliminary general regulatory principles, were 7.2% (tier 1 ratio) and 9.2% (total risk ratio); a programme of subordinated debt issuance to take the ratio to more than 10% is in course. Already 750 million euro has been placed taking the ratio to 9.7%.

At the end of 2005 the Group had a network of 3,172 branches, with a domestic market share of 10%, 136 branches and representative offices abroad, more than 43,500 employees and a financial sales force of more than 4,100.

***

Consolidated results for the fourth quarter of 2005.

The fourth quarter of 2005 confirmed the expansion in revenues already seen in the two previous quarters.

In particular, gross operating income (2,157 million euro), was the highest from the beginning of the year, excluding non-recurring items (sale of Italenergia Bis, FIAT convertible facility, sales of merchant banking shareholdings, recording of tax collection commissions).

In operating terms, both financial assets of customers and financings have continued the growth trend of the third quarter.

Revenues from the recovery in lending and placement of financial assets, which influenced the progress in net interest income and commission. Operating expenses in the fourth quarter were slightly higher than in previous quarters, both for seasonal reasons and for promotional costs, sponsorship and hospitality related to the Winter Olympics.

Net income in the fourth quarter was 474 million euro, lower than the second and third quarters, which benefited from non-recurring items, but higher than the 333 million euro in the first quarter.

***

Consolidated results by Business Sectors for 2005.

Banking.

Banking is the “core business” of the Group and represents the point of reference for the definition, development and coordination of the commercial strategies of all the Group’s networks. The sector employs 80% of Group personnel, generated 81% of dealings and contributed 79% of consolidated revenues and 84% of consolidated net income. Net of tax, net income in 2005 was 1,665 million euro, against 1,135 million in the corresponding period of 2004 (pro forma) (+46.7%): the result benefited by almost 200 million euro in extraordinary non-recurring operations (such as Italenergia Bis). The sector was marked by positive performance in all main revenue areas, thanks to both the increase in financial assets of customers (+9.2%) and net loans to customers (+12%). Gross operating income grew by 6.7%, thanks to the recovery in commercial banking revenues and greater revenues from investment banking and the public sector. The increase in current operating income (+31.2%) came from reduction in costs and in value adjustments due to deterioration in loans and other financial assets. Profitability was 19.8%.

Savings and Pensions.

This sector includes the financial sales forces of Banca Fideuram and Assicurazioni Internazionali di Previdenza. Total operating income in 2005 grew by 19.1% against 2004. performance was generated by increased revenues from both companies. Net commissions were 587 million euro (+9.7%) and the insurance result was 418 million euro (+36.6%). Net income was 365 million euro (+19.3%). Performance was influenced by the increase in operating expenses at AIP (+8.4%) and provisions for risks and charges by Banca Fideuram. The contribution to consolidated income was 18%. In operating terms, there was substantial growth in asset management (+12.1%) and administration (+3.8%). Profitability grew from 26.7% to 29%.

Asset Management and International Private Banking.

Sanpaolo IMI Asset Management and its subsidiaries (Sanpaolo Bank Luxembourg) and Sanpaolo Fiduciaria contributed 9% to consolidated net income in 2005, with a net income of 187 million euro, against 144 million in 2004 (+29.9%).

Total operating income was 344 million euro (+5.8%), thanks to growth in commission revenues (+6.3%). The result was due not only to good performance in revenues, but also to a fall in operating expenses (-5.3%). Assets under management were 123.1 billion euro (+14.4% from the beginning of year) while savings rose by 9.3%. Profitability was 165.5% (133.3% in 2004), confirming the high values in this line of business, due to the limited capital absorbed against the volumes of assets managed and placed by the Group’s banking networks. The cost/ income ratio was 36.3% (40.6% in 2004).

Parent Bank financial statements and distribution of income for 2005.

The Parent Bank financial statements show net income of 1,165 million euro for 2005 (+16.7% on 2004).

At the Shareholders’ Meeting, called for 27 and 28 April 2006, respectively on first and second call, the distribution of a unit dividend of € 0.57 will be proposed. Ex dividend and payment date are respectively set for 22 and 25 May 2006. The dividend ensures an increase of 21.3% for Shareholders compared to 2004.

***

The results are reported in details in the income statement and balance sheet attached to this release.

The Consolidated Financial Statements will, as usual, be audited by PricewaterhouseCoopers SpA.

***

The Board of Directors of SANPAOLO IMI has made its periodic control concerning the independence of the Directors of the Company, in the light of the standards contained in the Codice di Autodisciplina delle Società Quotate (Self Discipline Code for Quoted Companies), confirming the following as independent, among the non-executive Directors (without mandate):

Maurizio BARRACCO

Giuseppe FONTANA

Emilio OTTOLENGHI

Orazio ROSSI

Gian Guido SACCHI MORSIANI

Enrico SALZA

Mario SARCINELLI

Alberto TAZZETTI

The report on corporate governance and compliance with the Codice di Autodisciplina will be made available at the Registered Office and the Italian Stock Exchange (Borsa Italiana), and published on the Group’s internet site Group www.grupposanpaoloimi.com, at least 15 days before the Shareholders’ Meeting, at the same time as the deposit of the report to shareholders on the agenda.

***

The Board of Directors approved the usual proposal to renew the authorisation for the purchase and sale of own shares, to be placed before the Shareholders’ Meeting, called for 27 and 28 April 2006, respectively in first and second call.

The proposal pursues the objective of using the various management opportunities available to the company as well as the need to optimise the capital structure.

The authorisation would last for 18 months from the date of the motion, and would allow purchase up to a maximum of 180 million ordinary shares and however within legal limits (the Parent Bank currently holds 4,015,919 shares), of nominal value resulting from the motion concerning the unpaid increase in equity capital place for approval before the Extraordinary Shareholders’ Meeting. The purchase may be made at a price, net of ordinary accessory purchase charges, no less than a minimum of 30% and no more than a maximum of 10% against the reference price recorded on the Stock Exchange on the day preceding each transaction.

The amount of the Reserve for Own Shares will be confirmed at Euro 1,000 million and the amount of own shares from time to time will be contained within that amount.

The possibility to sell, in whole or in part, own shares, also in the case of any share incentive schemes for Company employees and more specifically for free assignment, to reinforce the link with results and corporate development, is also confirmed.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
E: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

Reclassified consolidated statement of income

	2005	2004 pro-forma (2)	Change 2005 / 2004
	(€/mil)	(€/mil)	(%)
A. Net interest income	3.795	3.683	+3,0
B. Net commissions	3.476	3.254	+6,8
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	58	-13	n.s.
D. Dividends and income from other financial assets and liabilities	526	264	+99,2
E. Profits (losses) on equity shareholdings	116	82	+41,5
F. Income from insurance business	431	329	+31,0
TOTAL OPERATING INCOME	8.402	7.599	+10,6
G. Net adjustments to loans	-489	-539	-9,3
H. Net adjustments to other financial assets	-1	-62	-98,4
NET OPERATING INCOME	7.912	6.998	+13,1
I. Personnel costs	-2.839	-2.841	-0,1
L. Other administrative costs	-1.514	-1.525	-0,7
M.Net adjustments to tangible and intangible assets	-437	-450	-2,9
- Operating costs	-4.790	-4.816	-0,5
N. Other net income/expenses	74	41	+80,5
O. Impairment of goodwill	-47	-58	-19,0
P. Profit (losses) from disposals of investments	17	3	n.s.
Q. Net provisions for other risks and charges	-143	-197	-27,4
PRE-TAX OPERATING PROFIT	3.023	1.971	+53,4
R. Taxes for the period	-948	-743	+27,6
S. Profit (losses) on discontinued operations	-35	76	n.s.
T. Profit attributable to minority interests	-57	-48	+18,8
NET PROFIT	1.983	1.256	+57,9

(1)   The consolidated reclassified statement of income is designed to reflected operational management. In particular, the contribution op the Group’s insurance companies to “Total operating income” is conventionally cited in the specific line item “Result of insurance operations”

(2)   Pro forma data reconstructed on a consistent basis, including estimates of the impact of IAS 32 and 39 and IFRS 4.

Quarterly analysis of reclassified consolidated statement of income

	2005					2004
	31/12	30/9	30/6	31/3	Average quarter	31/12	30/9	30/6	31/3	Average quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
A. Net interest income	977	956	942	920	949	903	919	931	930	921
B. Net commissions	919	935	850	772	869	844	803	823	784	814
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	2	13	38	5	15	-21	—	4	4	-3
D. Dividends and income from other financial assets and liabilities	102	207	166	51	132	43	28	120	73	66
E. Profits (losses) on equity shareholdings	28	11	65	12	29	27	16	24	15	21
F. Income from insurance business	129	120	118	64	108	85	80	65	99	82
TOTAL OPERATING INCOME	2.157	2.242	2.179	1.824	2.102	1.881	1.846	1.967	1.905	1.901
G. Net adjustments to loans	-132	-128	-142	-87	-122	-153	-82	-155	-149	-135
H. Net adjustments to other financial assets	3	-1	-2	-1	—	50	—	-32	-80	-16
NET OPERATING INCOME	2.028	2.113	2.035	1.736	1.980	1.778	1.764	1.780	1.676	1.750
I. Personnel costs	-772	-698	-672	-697	-710	-744	-696	-703	-698	-710
L. Other administrative costs	-435	-354	-369	-356	-379	-413	-369	-386	-357	-380
M.Net adjustments to tangible and intangible assets	-130	-105	-104	-98	-109	-136	-108	-108	-98	-113
-Operating costs	-1.337	-1.157	-1.145	-1.151	-1.198	-1.293	-1.173	-1.197	-1.153	-1.203
N. Other net income/expenses	23	8	32	11	19	31	-4	11	3	10
O. Impairment of goodwill	-46	-1	—	—	-12	-58	—	—	—	-15
P. Profit (losses) from disposals of investments	4	—	13	—	4	—	3	—	—	1
Q. Net provisions for other risks and charges	-10	-23	-75	-35	-36	-104	-27	-42	-24	-49
PRE-TAX OPERATING PROFIT	662	940	860	561	757	354	563	552	502	494
R. Taxes for the period	-146	-297	-280	-225	-237	-85	-215	-226	-217	-186
S. Profit (losses) on discontinued operations	-33	-7	-6	11	-9	33	-4	-4	51	19
T. Profit attributable to minority interests	-9	-21	-13	-14	-14	-10	-11	-15	-12	-12
NET PROFIT	474	615	561	333	497	292	333	307	324	315

(1)   The consolidated reclassified statement of income is designed to reflected operational management. In particular, the contribution op the Group’s insurance companies to “Total operating income” is conventionally cited in the specific line item “Result of insurance operations”

(2)   Pro forma data reconstructed on a consistent basis, including estimates of the impact of IAS 32 and 39 and IFRS 4

Reclassified consolidated balance sheet

	31/12/2005	31/12/2004 (1)	Change 31/12/05 - 31/12/04
	(€/mil)	(€/mil)	(%)
ASSETS

A. Cash and liquidity	1.107	1.364	-18,8

B. Financial assets (other than loans and assets held to maturity)	81.458	78.230	+4,1
C. Financial assets held to maturity	2.535	1.818	+39,4
D. Credits due from banks	28.836	24.908	+15,8
E. Loans to customers	139.507	126.280	+10,5

F. Dealing securities	435	1.569	-72,3

G. Value adjustment of financial assets	—	—	—
H. Shareholdings	819	839	-2,4
I. Reinsurance technical reserves	29	25	+16,0
L. Intangible assets	2.177	2.328	-6,5
M. Goodwill	756	766	-1,3
N. Other intangible assets	252	289	-12,8
O. Tax assets	2.728	3.789	-28,0
P. Non-current assets and others due for sale	220	—	n.s.
Q. Other assets	6.455	6.213	+3,9

Total assets	267.314	248.418	+7,6

LIABILITIES AND NET CAPITAL

A. Payables due to banks	35.682	28.293	+26,1
B. Payables due to customers	92.306	86.380	+6,9

C. Securities	51.418	50.989	+0,8
D. Financial assets for trading	11.004	13.588	-19,0
E. Financial assets at fair value	25.900	21.391	+21,1
F. Hedging derivatives	730	1.941	-62,4
G. Value adjustment of financial liabilities	-35	18	n.s.
H. Tax liabilities	860	1.106	-22,2
I. Liabilities related to activities due for sale	164	—	n.s.
L. Other liabilities	10.573	9.790	+8,0
M. Reserves for risks and charges	2.883	2.700	+6,8
N. Technical reserves	22.113	19.983	+10,7
O. Minority interest	233	204	+14,2

P. Group shareholders’ equity	13.483	12.035	+12,0

Total liabilities	267.314	248.418	+7,6

(1)   Pro forma data reconstructed on a consistent basis, including estimates of the impact of IAS 32 and 39 and IFRS 4

Quarterly analysis of reclassified consolidated balance sheet

	2005			2004 (1)
	31/12	30/9	30/6	31/12
ASSETS

A. Cash and liquidity	1.107	870	1.016	1.364
B. Financial assets (other than loans and assets held to maturity)	81.458	90.678	91.190	78.230
C. Financial assets held to maturity	2.535	2.175	1.660	1.818
D. Credits due from banks	28.836	29.937	26.165	24.908
E. Loans to customers	139.507	138.289	132.443	126.280
F. Dealing securities	435	653	855	1.569
G. Value adjustment of financial assets	—	—	—	—
H. Shareholdings	819	813	796	839
I. Reinsurance technical reserves	29	25	23	25
L. Intangible assets	2.177	2.221	2.248	2.328
M. Goodwill	756	761	762	766
N. Other intangible assets	252	256	259	289
O. Tax assets	2.728	3.188	3.299	3.789
P. Non-current assets and others due for sale	220	—	—	—
Q. Other assets	6.455	6.478	6.910	6.213
Total assets	267.314	276.344	267.626	248.418

LIABILITIES AND NET CAPITAL

A. Payables due to banks	35.682	44.193	39.963	28.293
B. Payables due to customers	92.306	95.499	89.907	86.380
C. Securities	51.418	47.005	48.072	50.989
D. Financial assets for trading	11.004	13.561	14.214	13.588
E. Financial assets at fair value	25.900	25.373	25.096	21.391
F. Hedging derivatives	730	1.103	874	1.941
G. Value adjustment of financial liabilities	-35	11	34	18
H. Tax liabilities	860	1.412	1.261	1.106
I. Liabilities related to activities due for sale	164	—	—	0
L. Other liabilities	10.573	10.162	11.378	9.790
M. Reserves for risks and charges	2.883	2.620	2.627	2.700
N. Technical reserves	22.113	22.135	21.709	19.983
O. Minority interest	233	218	196	204
P. Group shareholders’ equity	13.483	13.052	12.295	12.035
Total liabilities	267.314	276.344	267.626	248.418

(1)   Pro forma data reconstructed on a consistent basis, including estimates of the impact of IAS 32 and 39 and IFRS 4

Parent Bank reclassified statement of income

	2005	2004 pro-forma (1)	Change 2005 / 2004
	(€/mil)	(€/mil)	(%)
A. Net interest income	1.556	1.380	+12,8
B. Net commissions	1.424	1.375	+3,6
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	14	9	+55,6
D. Dividends and income from other financial assets and liabilities	746	787	-5,2
E. Profits (losses) on equity shareholdings	211	65	n.s.
TOTAL OPERATING INCOME	3.951	3.616	+9,3
F. Net adjustments to loans	-217	-150	+44,7
G. Net adjustments to other financial assets	—	—	—
NET OPERATING INCOME	3.734	3.466	+7,7
H Personnel costs	-1.441	-1.484	-2,9
I. Other administrative costs	-874	-817	+7,0
L.Net adjustments to tangible and intangible assets	-344	-340	+1,2
-Operating costs	-2.659	-2.641	+0,7
M. Other net income/expenses	441	373	+18,2
N. Impairment of goodwill	—	—	—
O. Profit (losses) from shareholdings	-42	110	n.s.
P. Profit (losses) from disposals of investments	9	-3	n.s.
Q. Net provisions for other risks and charges	-16	-108	-85,2
PRE-TAX OPERATING PROFIT	1.467	1.197	+22,6
R. Taxes for the period	-302	-199	+51,8
S. Profit (losses) on discontinued operations	—	—	—
NET PROFIT	1.165	998	+16,7

(1)   Pro forma data reconstructed on a consistent basis, including estimates of the impact of IAS 32 and 39

Parent Bank Reclassified Balance Sheet

	31/12/2005	31/12/2004 (1)	Change 31/12/05 - 31/12/04
	(€/mil)	(€/mil)	(%)
ASSETS

A. Cash and liquidity	515	750	-31,3

B. Financial assets (other than loans and assets held to maturity)	8.532	8.905	-4,2
C. Financial assets held to maturity	2.312	1.444	+60,1
D. Credits due from banks	44.575	37.986	+17,3
E. Loans to customers	67.232	58.028	+15,9

F. Dealing securities	809	924	-12,4

G. Value adjustment of financial assets	—	—	—
H. Shareholdings	9.473	9.415	+0,6
I. Intangible assets	1.432	1.562	-8,3
L. Goodwill	613	565	+8,5
M. Other intangible assets	203	248	-18,1
N. Tax assets	1.523	2.200	-30,8
O. Non-current assets and others due for sale	28	—	n.s.
P. Other assets	2.753	2.746	+0,3

Total assets	140.000	124.773	+12,2

LIABILITIES AND NET CAPITAL

A. Payables due to banks	44.721	37.130	+20,4
B. Payables due to customers	51.916	44.258	+17,3

C. Securities	25.026	23.809	+5,1
D. Financial assets for trading	1.328	2.430	-45,3
E. Financial assets at fair value	—	—	—
F. Hedging derivatives	751	885	-15,1
G. Value adjustment of financial liabilities	-23	10	n.s.
H. Tax liabilities	140	184	-23,9
I. Liabilities related to activities due for sale	—	—	—
L. Other liabilities	3.660	4.190	-12,6
M. Reserves for risks and charges	1.586	1.437	+10,4

N. Shareholders’ equity	10.895	10.440	+4,4

Total liabilities	140.000	124.773	+12,2

(1)   Pro forma data reconstructed on a consistent basis, including estimates of the impact of IAS 32 and 39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: March 23, 2006